SEB



2002-10-01

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Facsimile no: 001-202-942-9624



**Re: Skandinaviska Enskilda Banken AB (publ) - File No. 82-3637**

Ladies and Gentlemen:

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") by Skandinaviska Enskilda Banken (the "Bank") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Bank is subject to the Act.

Very truly yours,

Gunilla Wikman

For and on behalf of
Skandinaviska Enskilda Banken



(Enclosure)

Skandinaviska Enskilda Banken

| Postadress *Mailing address* | Besöksadress *Office address* | Telefon *Telephone* |
|---|---|---|
| 106 40 Stockholm Sweden | Kungsträdgårdsgatan 8 | Nat 08-763 8 00 Int + 46 8 763 8 00 |

SEB

File-No 82-3637

Stockholm October, 1 2002

PRESS RELEASE

# SEB Kort acquires Eurocard in Norway

SEB Kort has acquired 100 per cent of the shares of Europay Norge AS at a price of NOK 1 billion. Europay Norge has the rights to the Eurocard brand in Norway. The business includes direct card issuing, merchant acquiring and card support services.

- SEB has grown in the Nordic countries, Germany and in the Baltic States during the past few years. SEB's strategy is to realise the potential of these markets through organic growth but also to make add on acquisitions within existing business areas. Our card business is a stable and profitable business. This acquisition adds value to SEB, says *Fleming Carlborg*, Executive Vice president of SEB and Head of the Nordic Retail & Private Banking division.

- The charge and credit card industry is increasingly global. Following industry consolidation only brand leaders have been able to remain profitable. International competition is increasing, and customers will be asking for more cross-border solutions. SEB Kort is a truly Nordic operation with activities in all the Nordic countries says *Synnöve Trygg*, CEO of SEB Kort. Through this transaction, SEB Kort also strengthens its position as the leading credit card company in the Nordic region.

- SEB Kort now becomes a leading card issuer in Norway, encompassing Diners Club, MasterCard and Eurocard, says *Tine Wollebekk*, Head of SEB Kort Norway. This is an exciting business opportunity for us. Our customers will benefit from a broader product range and we will be able to increase efficiency. It will also give us the strength to continue developing our business infrastructure in order to remain in the forefront for our customers.

The sellers of Europay Norge are six Norwegian banks; Fokus Bank, DnB, Nordea Norway, Nordlandsbanken, Romsdals Fellesbank and SpareBank 1-Gruppen. The sale has been conducted through a structured process.

SEB expects to take full operational responsibility of the company in late 2002 or early 2003, and to fully integrate Europay's operations with SEB Kort Norway. The transaction is expected to have a neutral or positive impact on SEB's earnings per share after goodwill charges and adjusted for restructuring costs from the first full year and will thereafter be increasingly positive.

File-No 82-3637

The transaction is subject to approval from the Norwegian Banking, Insurance and Securities Commission, the Norwegian Competition Authority and the Swedish Financial Supervisory Authority.

A press briefing will be held at Grand Hotel, Oslo, Karl Johans gate 31, 7. etg., the "Hambro" chamber at 11.00 with Fleming Carlborg, Synnöve Trygg and Tine Wollebekk. It is also possible to listen into the press briefing by calling phone number +47 23 00 04 00 (from abroad), 800 80 119 (from Norway), password SEB Kort telephone conference.

A power-point presentation of the transaction will be available at 11.00 on www.seb.net, where more information about SEB in Norway is also available.

For further information, please contact:
Fleming Carlborg, Executive Vice President SEB, Head of Nordic Retail & Private Banking, tel. +46 70 591 19 13
Synnöve Trygg, CEO, SEB Kort AB, tel. +46 70 523 23 03
Tine Wollebekk, Head of SEB Kort Norge, tel. +47 23 00 11 14 (+47 930 55 656)

For information about SEB's other activities in Norway contact Bjarte Böe, Country Manager SEB in Norway, tel. +47 22 82 70 04.

Gunilla Wikman, Head of Group Communication, tel. +46 8 763 81 25
Per Anders Fasth, Head of Group Investor Relations, tel. +46 8 763 95 66

## Background information

### Facts about Europay Norge, Norway

Europay Norge (EPN) contains three major business areas, namely direct card issuing, merchant acquiring and card support services.

- Direct card issuance is charge and credit card issues directly by EPN. (185,000 Eurocard)
- EPN act as Merchant acquirer for the MasterCard and Maestro network in Norway. The company has agreements with 45,000 retail merchants.
- Card support services to Norwegian banks. This area has grown rapidly with 120 banks signed up and over 1.6 million card issued through the banks by year-end 2001 using the MasterCard and Maestro brand.

The combined sales volume for the entity amounts to NOK 18 billion.
EPN has 150 employees and is headed by Per Kværnmo.

### Facts about SEB Kort, Norway

SEB Kort Norway already operates within both the Diners Club International and the MasterCard international networks. SEB Kort Norway has issued some 239,000 cards in Norway, whereof 195,000 Diners Club and 44,000 MasterCard's (Globecards).

SEB Kort provides advanced integrated card and payment solutions to the corporate market and counts several major Norwegian corporations among its customers. SEB Kort is also the provider of competitive co-brand solutions for several companies in Norway. The entity has approx. 100 employees, headed by Tine Wollebekk, and is situated in Oslo.

File-No 82-3637

**Facts about SEB Kort**
SEB Kort is a wholly owned subsidiary within the SEB group with separate companies established in Sweden, Denmark, Finland and Norway. By the end of 2001, SEB Kort had issued a total of approximately 2.4 million cards, of which just over 1.8 million in Sweden. In total, SEB Kort has entered into acquiring agreements with about 160,000 merchants around the Nordic region. Total sales in 2001 amounted to SEK 130 billion, with total outstanding credits of SEK 6.6 billion. Total number of employees is approx. 625.

In the Nordic region, SEB Kort has exclusive franchise rights to the Diners Club brand. In Sweden SEB Kort also have the exclusive rights to Eurocard. SEB Kort issues several co-branded cards, including e.g. Statoil's cards in Sweden and Diners Club cards combined with SAS's Eurobonus program. An important part of SEB Kort is Euroline, a technologically advanced merchant acquirer.

**SEB in Norway (excluding SEB Kort)**
SEB began operations in Norway in 1981 through a representative branch. Since 1994 the bank has offered complete banking operations in the country. Today, the operation consists of a number of different areas with a total of 220 employees.

*SEB Merchant Banking* works with companies and institutions and offers products such as currency trading, fixed income, credits, cash management, structured finance, custody services, leasing and factoring. Car leasing is offered by the part owned (51%) company *Møller Bilfinans*. Merchant Banking has approximately 105 employees in Norway.

*Orkla Enskilda Securities* (OES) is SEB's full service stockbroker firm in Norway. OES has 90 employees within equity trading, research and corporate finance.

*SEB Enskilda Banken* is the private banking unit within SEB that offers Asset Management, fund products and financial advice. SEB Enskilda Banken has 23 employees.

**General facts about SEB**
SEB is a north European banking group with operations in some 20 countries and with home markets in Sweden, the other Nordic countries, Germany and the Baltic States. SEB's services are both for private individuals as well as multinational corporations. By June 2002, SEB had 19,400 employees (FTEs), of which 9,500 in Sweden. SEB has a total of about 4 million customers and 675 branch offices in Sweden, Germany and the Baltic States. More information about SEB is available on www.seb.net